FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Shaolan WANG
Name:	Shaolan WANG
Title:	Chief Financial Officer

Date: May 3, 2007

Exhibit 99.1

Tongjitang Chinese Medicines Company Announces First Quarter 2007

Financial Results

SHENZHEN, China, (BUSINESS WIRE) – May 3, 2007 – Tongjitang Chinese Medicines Company (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its unaudited financial results for the first fiscal quarter ended March 31, 2007.

Highlights for the First Quarter Ended March 31, 2007

•	Revenue increased 37% year over year to RMB148.3 million ($19.2 million)[1], driven by the company’s leading product, Xianling Gubao, which grew 76% year over year to RMB116.1 million ($15.0 million).

•	Net revenue from core products excluding Xianling Gubao increased 446% year over year to RMB19.1 million ($2.5 million), reflecting effective marketing and promotions begun in the second half of 2006.

•	Gross margin for the quarter was 66.3%, which is in line with management expectations and reflects continued stabilization in raw material costs.

•	Net income increased 22% year over year to RMB47.3 million ($6.1 million).

•	Net income per share[2] was RMB0.45 ($0.06) per share, up from RMB0.44 in prior year period and despite a 19% increase year over year in the weighted average number of shares used in this calculation.

Xiaochun Wang, Tongjitang’s chief executive officer and chairman of its board of directors, stated, “The first quarter of 2007 marks a historic period for our Company. We successfully completed our initial public offering and achieved compelling top and bottom line financial results in what is seasonally a challenging quarter. We continued to penetrate and optimize our existing points of sale throughout China, increasing our presence in the larger, more established Tier III hospitals and in our network of over 34,000 pharmacies. Our raw material costs remained stable and our gross margin was solid at 66.3%, which was as expected and in line with several previous quarters. We are very pleased with our first quarter financial performance and look forward to the exciting growth opportunities in the year ahead.”

Mr. Wang continued, “While government price reductions put pressure on the Chinese pharmaceutical industry over the past year, we are pleased to say that the impact on our business has been limited thus far. While we have no control over these pricing regulations by the PRC government, we continue to focus on consistently producing the highest quality modernized traditional Chinese medicine products and improving our sales volume throughout our distribution network. We believe these initiatives will drive value for our shareholders in 2007 and beyond.”

Financial Results for the First Quarter Ended March 31, 2007

Net revenues for the first quarter were RMB148.3 million ($19.2 million), up 37% from RMB108.2 million in the first quarter of 2006. Net revenues from the company’s flagship product, Xianling Gubao, were RMB116.1 million ($15.0 million), representing a 76% increase from the first quarter of 2006.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2007 were made at the noon buying rate on March 30, 2007 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB7.7232 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2.	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which traded on the New York Stock Exchange, represents four ordinary shares.

Net revenues from core products excluding Xianling Gubao increased significantly. Sales of Zaoren Anshen Capsules increased 268% to RMB 7.0 million ($0.9 million) and sales of Moisturizing and Anti-itching Capsules increased 271% to RMB5.2 million ($0.7 million), year over year. Additionally, the Company’s active promotion of Dianbaizhu Syrup to medical doctors and hospital administrators in the fourth quarter 2006 drove net revenues in the first quarter of 2007 to RMB6.9 million ($0.9 million), surpassing its 2006 full year net revenues of RMB5.7 million.

Gross profit increased 20% to RMB98.3 million ($12.7 million), representing a gross margin of 66.3%, in the first quarter of 2007 compared to RMB81.8 million and 75.6% in the first quarter of 2006, respectively, and compared to RMB101.1 million and 66.6% in the fourth quarter of 2006, respectively. Tongjitang’s cost of revenues largely reflects the cost of barrenwort, which is the main ingredient in the Company’s leading product, Xianling Gubao. The Company’s gross margin of 66.3% in the first quarter of 2007 was in line with sequential results and with management’s expectations, and reflects stabilization in the cost of barrenwort, which the Company continues to help offset with advancement in extraction techniques and in-house cultivation. In the first quarter of 2006, abnormally high levels of barrenwort extraction significantly drove down raw material costs.

Operating income increased 26% to RMB46.4 million ($6.0 million) from RMB36.9 million in the first quarter of 2006. Operating expenses increased 15% on an absolute basis to RMB 52.2 million ($6.8 million) in the first quarter of 2007 from RMB45.2 million in the first quarter of 2006, but decreased to 35% of revenue in the first quarter of 2007 from 42% of revenue in the first quarter of the prior year. Operating expenses primarily reflect increases in general and administrative expenses, due to payments made in conjunction with or arising from the Company’s initial public offering, increases in selling and marketing expenses, including higher payroll and headcount costs concurrent with the growth of the Company, and increases in research and development expenditure, which is consistent with the Company’s plan to make investments through the year in this area.

Net income increased 22% to RMB47.3 million ($6.1 million), or RMB0.45 per share, in the first quarter of 2007 from RMB38.7 million, or RMB0.44 per share, respectively, in the first quarter of 2006. The Company’s weighted average number of shares increased 19% to 104.4 million shares in the first quarter of 2007 from 88.1 million shares in the first quarter of the previous year.

As of March 31, 2007, the Company had cash and cash equivalent of RMB814.0 million ($105.4 million), compared to RMB231.0 million as of December 31, 2006. This increase is primarily due to proceeds of approximately US$77.7 million received by the Company from its initial public offering (before deducting IPO expenses) in the first quarter of 2007. Tongjitang had working capital of approximately RMB1.0 billion ($131.9 million) as of March 31, 2007.

Capital expenditures for the quarter were RMB5.5 million ($0.7 million).

Business Highlights

•	Phase IV clinical trial of Xianling Gubao’s prevention of ischemic bone necrosis commenced at seven major medical centers in China with an enrollment of approximately 480 patients.

•

Designs for the Company’s new research and development centre were completed in April 2007. This new R&D centre will be built according to GLP standard in China. Completion is currently expected in the first half of 2008.

•

The Company expects to recognize an incremental RMB6.4 million ($0.8 million) from a government grant through 2007 and 2008. In April 2007, Tongjitang’s operating subsidiary, Guizhou Tongjitang Pharmaceutical Co. Ltd., received notice from the local government authority that it would receive the above mentioned grant in installments, which are expected to begin in May 2007 and finish by year end 2008. The Company believes that these installments will contribute approximately RMB6.4 million ($0.8 million) to net income through the full years 2007 and 2008.

Financial Outlook

The Company expects the following for the full year 2007:

•	revenue in the range of RMB590 million to RMB620 million; and

•	gross margins sustainable at levels in the mid-60%.

These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The company will hold a conference call on May 3, 2007 at 8:00 am ET (8:00 pm Hong Kong Time on May 3, 2007). Listeners may access the call by dialing the following numbers: Hong Kong toll free: +800 908707, International: +1 719 457 2728, and United States toll free: +1 800 475 3716. Listeners may access the replay through May 10, 2007 by dialing the following numbers International: +1 719 457 0820, and United States toll free: +1 888 203 1112, Password: 3094437. An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com and will be available through May 10, 2007.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. The principal executive offices of the company are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. In addition to Xianling Gubao, the company manufactures and markets 10 other modernized traditional Chinese medicine products and 37 western medicines. Visit www.tongjitang.com for more information.

Safe Harbor Statement

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward -looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1 and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT

Ashley Ammon MacFarlane and Christine Duan of Integrated Corporate Relations, Inc.

203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company

Consolidated Statements of Operations

(In thousands, except share and per share data)

	First Quarter Ended March 31
	2006	2007	2007
	RMB	RMB	US$
			(Note)
Net revenues	108,153	148,322	19,205
Cost of revenues	26,341	50,053	6,481

Gross profit	81,812	98,269	12,724
Advertising expenses	(28,874)	(25,077)	(3,247)
Other selling and marketing expenses	(10,429)	(13,094)	(1,695)
General and administrative expenses	(4,619)	(11,955)	(1,548)
Research and development expenses	(1,304)	(2,102)	(272)
Other operating income	273	344	45

Income from operations	36,859	46,385	6,007
Other income (expenses):
Interest income	78	2,131	276
Interest expense	(2,921)	(2,370)	(307)
Government grants	4,476	960	124
Other income, net	234	179	23

Income before income taxes and minority interest	38,726	47,285	6,123
Provision for income taxes	—	—	—
Minority interest	(26)	5	1

Net income	38,700	47,290	6,124

Earnings per share - basic and diluted
Ordinary shares	0.44	0.45	0.06

Ordinary shares classified as mezzanine equity	N/A	0.45	0.06

Shares used in computation of earnings per share - basic and diluted
Ordinary shares	88,074,711	95,659,767	95,659,767

Ordinary shares classified as mezzanine equity	N/A	8,715,463	8,715,463

(Note)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended March 31, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.7232 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 30, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	December 31	March 31	March 31
	2006	2007	2007
	RMB	RMB	US$ (Note)
ASSETS
Current assets:
Cash and cash equivalents	231,009	813,961	105,392
Short-term time deposit	50,000	50,000	6,474
Notes receivable	12,732	9,472	1,226
Accounts receivable, net of allowance for doubtful accounts	172,102	185,022	23,957
Amounts due from related parties	2,239	2,219	287
Inventories	41,390	47,694	6,175
Prepaid advertising expenses	26,396	18,262	2,365
Other prepaid expenses and current assets	21,386	13,784	1,785

Total current assets	557,254	1,140,414	147,661
Property, plant and equipment, net	151,568	153,891	19,926
Land use rights, net	19,099	19,009	2,461
Deposits for acquisition of property, plant and equipment, and intangible assets	10,323	8,842	1,145
Acquired intangible assets, net	9,940	9,323	1,207
Deferred tax assets	688	688	89

Total assets	748,872	1,332,167	172,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	27,100	14,100	1,826
Accounts payable	19,874	19,931	2,581
Amounts due to related parties	1,938	1,930	250
Accrued expenses and other current liabilities	64,461	73,427	9,507
Income taxes payable	19,109	12,109	1,568

Total current liabilities	132,482	121,497	15,732
Long-term bank loans	118,000	103,000	13,336

Total liabilities	250,482	224,497	29,068

Minority interest	683	677	88

Mezzanine equity:
Ordinary shares	120,643	—	—

Shareholders’ equity	377,064	1,106,993	143,333

Total liabilities and shareholders’ equity	748,872	1,332,167	172,489

(Note)

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended March 31, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB 7.7232 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 30, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.